PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

September 9, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Dear Sir or Madam:

We are submitting this letter on behalf of Universal Systems, Inc. (“UVSS” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on August 26, 2022, relating to the Company’s Registration Statement filed on August 18,2022 with the file number 024-11969. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Comment 1.

Offering Statement on Form 1-A filed August 18, 2022

1. Please provide us with your analysis as to whether you are considered an investment company pursuant to the Investment Company Act of 1940 and subject to registration thereunder. A In this regard, we note your disclosure that “[t]he Company’s purpose is to develop, produce, invest in, distribute, manage a structure and diversified portfolio of entertainment and digital media investments, between $50,000 and $5 million dollars per investment.” Please note that an issuer required to be registered as an investment company is not eligible to offer securities pursuant to Regulation A. Please refer to Securities Act Rule 251(b)(4).

Response: It was not the intent of UVSS to be considered an investment company. To avoid inadvertently being considered an investment company under the Investment Company Act of 1940, UVSS will not engage nor propose to engage in the business of investing, reinvesting, owning, or trading in securities and will not own or acquire investment securities. UVSS has amended the registration statement to remove all references to investing.

On page 5, we have amended the filing and replaced as follows:

Current version:

The Company’s purpose is to develop, produce, invest in, distribute, manage a structure and diversified portfolio of entertainment and digital media investments, between $50,000 and $5 million dollars per investment. We expect to use substantially all of the net proceeds from this offering to develop, produce, invest in, distribute, manage and structure motion picture, television, new media, and other entertainment related production financing, equity investments, mezzanine loans, and participations in such financing and investments. We may also invest in entertainment related equity securities, debt securities, tax credit financing, and other entertainment related assets.

Amended Version:

The Company’s purpose is to develop, produce, create and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use all of the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

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On page 6, we have amended the filing and replaced as follows:

Current Version:

The Company’s purpose is to develop, produce, invest in, distribute, manage a structure and diversified portfolio of entertainment and digital media investments, between $50,000 and $5 million dollars per investment. We expect to use substantially all of the net proceeds from this offering to develop, produce, invest in, distribute, manage and structure motion picture, television, new media, and other entertainment related production financing, equity investments, mezzanine loans, and participations in such financing and investments. We may also invest in entertainment related equity securities, debt securities, tax credit financing, and other entertainment related assets.

Amended version:

The Company’s purpose is to develop, produce, create and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use all of the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

On page 10, we have amended the filing and replaced as follows:

Current version:

Changes in our business strategy, plans for growth or restructuring may increase our costs or otherwise affect our profitability.

As changes in our business environment occur, we may adjust our business strategies to meet these changes, which may include growing a particular area of business or restructuring a particular business or asset. In addition, external events including changing technology, changing consumer patterns, acceptance of our theatrical and television offerings and changes in macroeconomic condition, including the volatility and uncertainty in financial markets as a result of the COVID19 global pandemic, may impair the value of our assets. When these occur, we may incur costs to change our business strategy and may need to write down the value of assets. We may also make investments in existing or new businesses, including investments in the international expansion of our business and in new business lines. Some of these investments may have negative or low short-term returns and the ultimate prospects of the businesses may be uncertain or, in international markets, may not develop at a rate that supports our level of investment. In any of these events, our costs may increase, we may have significant charges associated with the write-down of assets, or returns on new investments may be lower than prior to the change in strategy, plans for growth or restructuring.

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Amended version:

As changes in our business environment occur, we may adjust our business strategies to meet these changes, which may include growing a particular area of business or restructuring a particular business or asset. In addition, external events including changing technology, changing consumer patterns, acceptance of our theatrical and television offerings and changes in macroeconomic condition, including the volatility and uncertainty in financial markets because of the COVID19 global pandemic, may impair the value of our assets. When these occur, we may incur costs to change our business strategy and may need to write down the value of assets. We may also expand existing or new business divisions, including international expansion of our business and in new business lines. Some of these restructuring changes may have negative or low short-term returns and the ultimate prospects of the businesses may be uncertain or, in international markets, may not develop at a rate that supports our plans for growth or restructuring. In any of these events, our costs may increase, we may have significant charges associated with the write down of assets or returns on restricting may be lower than prior to the change in strategy, plans for growth or restructuring.

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On page 11, we have amended the filing and replaced as follows:

Current version:

Our success depends on external factors in the motion picture and television industry.

Generally, the popularity of our content depends on many factors, including the critical acclaim they receive, the format of their initial release, their talent, their genre and their specific subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. In addition, because a performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new investment and production opportunities.

Amended Version:

Generally, the popularity of our content depends on many factors, including the critical acclaim they receive, the format of their initial release, their talent, their genre and their specific subject matter, audience reaction, the quality and acceptance of content that our competitors release into the marketplace at or near the same time, critical reviews, the availability of alternative forms of entertainment and leisure activities, general economic conditions and other tangible and intangible factors, many of which we do not control and all of which may change. In addition, because a performance in ancillary markets, such as home video and pay and free television, is often directly related to its box office performance or television ratings, poor box office results or poor television ratings may negatively affect future revenue streams. Our success will depend on the experience and judgment of our management to select and develop new production opportunities.

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On page 19, we have amended the filing and replaced as follows:

Current version:

Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any investments that we may make, other than the film “The Man in the White Van”, we are not able to provide you with any information to assist you in evaluating the merits of any specific investments that we may make, except for investments that may be described in supplements to this offering circular. We will seek to invest all the offering proceeds available for investment, after the payment of fees and expenses, in entertainment equity, loans, debt securities and other entertainment related assets. However, because you will be unable to evaluate the economic merit of assets before we invest in them, you will have to rely entirely on the ability of our management to select suitable and successful investment opportunities. Furthermore, our management will have broad discretion in implementing policies regarding borrower’s creditworthiness and you will not have the opportunity to evaluate potential borrowers. These factors increase the risk that your investment may not generate returns comparable to our competitors.

Amended version:

Because this is a blind pool offering, you will not have the opportunity to evaluate our productions before we make them, which makes your investment more speculative.

Because we have not yet acquired or identified any new productions that we may make, other than the film “The Man in the White Van”, we are not able to provide you with any information to assist you in evaluating the merits of any specific productions that we may make, except for productions that may be described in supplements to this offering circular. We will seek to use all the offering proceeds available for a production, after the payment of fees and expenses, in entertainment equity, loans, debt securities and other entertainment related assets. However, because you will be unable to evaluate the economic merit of assets before we produce them, you will have to rely entirely on the ability of our management to select suitable and successful production opportunities. These factors increase the risk that your investment may not generate returns comparable to our competitors.

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On page 19, we have amended the filing and replaced as follows:

Current Version:

We may change our targeted investments and investment guidelines without shareholder consent.

Our management may change our targeted investments and investment guidelines at any time without the consent of our shareholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and entertainment market fluctuations, all of which could adversely affect the value of our common shares.

Amended Version:

We may change our targeted productions and cost guidelines without shareholder consent.

Our management may change our targeted production guidelines at any time without the consent of our shareholders, which could result in our making productions that are different from, and riskier than, the productions described in this offering circular. A change in our targeted productions or cost guidelines may increase our exposure to interest rate risk, default risk and entertainment market fluctuations, all of which could adversely affect the value of our common shares.

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On page 19, we have amended the filing and replaced as follows:

Current version:

If we do not successfully obtain a completion bond on the entertainment properties

We expect the entertainment production budgets to be significantly smaller than that of a typical entertainment industry investment, with that said our CEO may or may not obtain a completion bond for the production. If the Company does not obtain a completion bond there is a risk that the entertainment production may not be completed. This could involve significant time and expense and may significantly delay or prevent the achievement of our business objectives and adversely impact the ability of our CEO to successfully manage our operations and our portfolio production projects.

Amended version:

If we do not successfully obtain a completion bond on the entertainment properties

We expect the entertainment production budgets to be significantly smaller than that of a typical entertainment industry project, with that said our CEO may or may not obtain a completion bond for the production. If the Company does not obtain a completion bond there is a risk that the entertainment production may not be completed. This could involve considerable time and expense and may significantly delay or prevent the achievement of our business objectives and adversely impact the ability of our CEO to successfully manage our operations and our portfolio production projects.

On page 21, we have amended the filing and replaced as follows:

Current version:

Risks Related to Our Investments

The entertainment and tax credit loans we invest in could be subject to delinquency, foreclosure and loss, which could result in losses to us.

Amended Version:

Risks Related to Our Productions

Entertainment and tax credit loans for our productions could be subject to delinquency, foreclosure and loss, which could result in losses to us.

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On page 21, we have amended the filing and replaced as follows:

Current version:

The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long term senior lending secured by income producing assets because the investment may become unsecured as a result of gap in financing the entertainment property by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment.

Amended version:

(This Risk Factor was removed as the company intends to produce projects without the need to invest in mezzanine loans.)

On page 22, we have amended the filing and replaced as follows:

Current version:

Investments in nonconforming or noninvestment grade rated loans involve greater risk of loss.

Some of our investments may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as noninvestment grade by the rating agencies. The noninvestment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating or entertainment production history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce distributions to our shareholders and adversely affect the value of our common shares.

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Amended version:

(This Risk Factor was removed as the company will not be participating in loans.)

On page 22, we have amended the filing and replaced as follows:

Current version:

Changes in interest rates and/or credit spreads could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect the cash available for distribution to our shareholders.

We will invest in fixed rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for distribution to our shareholders.

Amended version:

(This Risk Factor was removed as the company will not be investing in debt instruments.)

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On page 22, we have amended the filing and replaced as follows:

Current version:

Prepayments can adversely affect the yields on our investments.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Amended version:

(This Risk Factor was removed as the company will not be investing in debt instruments.)

On page 23, we have amended the filing and replaced as follows:

Current version:

Some of our investments maybe illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

The illiquidity of some of our investments may make it difficult for us to sell such investments if the need or desire arises. The mezzanine loans, and entertainment loans and investments we may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the entertainment related debt securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we expect some of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

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Amended version:

(This Risk Factor was removed as the company will not be buying and selling investments.)

On page 2,3 we have amended the filing and replaced as follows:

Current version:

Declines in the market values of our investments may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets may be classified for accounting purposes as “available for sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available for sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets’ declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

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Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Amended version:

Declines in the market values of our assets may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to our shareholders.

Some of our assets may be classified for accounting purposes as “available for sale.” These assets are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to shareholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available for sale asset falls below its amortized value and is not temporary, we will recognize a loss on that asset on the income statement, which will reduce our earnings in the period recognized.

A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets’ declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to shareholders.

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Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. If we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our assets i.e., productions may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those assets that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the assets by ratings agencies.

On page 23, we have amended the filing and replaced as follows:

Current version:

Some of our portfolio investments will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments may be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

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Amended version:

Some of our production assets will be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these assets.

Some of our production assets may be in the form of complete or in-progress productions that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of production assets that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these production assets on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common shares could be adversely affected if our determinations regarding the fair value of these production assets are materially higher than the values that we realize upon their disposal.

On page 23, we have amended the filing and replaced as follows:

Current version:

Competition with third parties in acquiring and originating investments may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition and origination of assets with many other companies, other equity and debt funds, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors, many of may have greater resources than us. We may not be able to compete successfully for investments. In addition, the number of entities and the amount of funds competing for suitable investments may increase. If we pay higher prices for investments or originate loans on more generous terms than our competitors, our returns will be lower, and the value of our assets may not increase or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

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Amended version:

Competition with third parties in acquiring and originating film and media productions may reduce our profitability and the return on your investment.

We have significant competition with respect to our acquisition and origination of production assets with many other companies, other production companies, film distributors, video and film and music aggregators many of may have greater resources than us. We may not be able to compete successfully for film and music production. In addition, the number of entities and the amount of funds competing for suitable film, music, and new media projects may increase. If we pay higher prices for productions, our returns will be lower, and the value of our assets may not increase or may decrease significantly below the amount we paid for the production. If such events occur, you may experience a lower return on your investment.

On page 24, we have amended the filing and replaced as follows:

Current version:

If we overestimate the value or income producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income producing ability of an entertainment property is highly subjective and may be subject to error. Our management will value our potential investments based on yields and risks, taking into account estimated future losses on the entertainment and tax credit loans and entertainment equity investments, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

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Amended version:

If we overestimate the value or income producing ability or incorrectly price the risks of our productions, we may experience losses.

Analysis of the value or income producing ability of an entertainment property is highly subjective and may be subject to error. Our management will value our potential film, music, and new media productions based on yields and risks, considering estimated future losses on the entertainment and tax credit loans and production cost, and the estimated impact of these losses on expected future cash flows and returns. If we underestimate the risks relative to the price we pay for a particular production, we may experience losses with respect to such production.

On page 25, we have amended the filing and replaced as follows:

Current version:

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we will need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of our common stock. Any debt financing we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

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Amended version:

We will require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to develop and produce new projects to support our business growth and may require additional funds to respond to business challenges, including improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in continued equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of our common stock. Any debt financing, we secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be impaired, and our business may be harmed.

On page 25, we have amended the filing and replaced as follows:

Current version:

Our key employee, Mr. Andrew Lane has very limited experience in the entertainment industry.

Our Chief Executive Officer, Mr. Lane, has very limited experience in the entertainment industry. For this reason, he may have difficulty in establishing and running an entertainment investment business, including acquiring projects, controlling expenses, and generating revenues. He may have difficulty in hiring and supervising our employees. While the Company plans on hiring trained staff and consultants who will be able to oversee the financing and production of motion pictures, there is no assurance that Mr. Lane will be able to manage them.

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Amended version:

Our key employee, Mr. Andrew Lane has limited experience in the entertainment industry.

Our Chief Executive Officer, Mr. Lane, has limited experience in the entertainment industry. For this reason, he may have difficulty in establishing and running an entertainment production business, including acquiring projects, controlling expenses, and generating revenues. He may have difficulty in hiring and supervising our employees. While the Company plans to hire trained staff and consultants who will be able to oversee the financing and production of motion pictures, there is no assurance that Mr. Lane will be able to manage them.

On page 40, we have amended the filing and replaced as follows:

Current version:

Use of Proceeds Table

In project 1-

Film Investment, Development and

Production

Amended version:

Film Development and Production

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On page 42, we have amended the filing and replaced as follows:

Current version:

The Company

The Company’s purpose is to develop, produce, invest in, distribute, manage a structure and diversified portfolio of entertainment and digital media investments, between $50,000 and $5 million dollars per investment. We expect to use substantially all of the net proceeds from this offering to develop, produce, invest in, distribute, manage and structure motion picture, television, new media, and other entertainment related production financing, equity investments, mezzanine loans, and participations in such financing and investments. We may also invest in entertainment related equity securities, debt securities, tax credit financing, and other entertainment related assets.

UVSS will expand its capabilities and asset base through company mergers, acquisitions, investments, and partnerships with suitable companies that would increase the revenues of the companies owned and operated by UVSS.

Amended version:

The Company’s purpose is to develop, produce, create, and distribute a library of digital media costing from $50,000 to $5 million dollars for the entertainment and sports marketplace. We expect to use all of the proceeds from this offering in the development and production of this media content to include motion pictures and television network industries. We may also create joint ventures to further the potential of revenues through acquisitions and partnerships.

UVSS will expand its capabilities and asset base through company mergers, acquisitions, and partnerships with suitable companies that would increase the revenues of the companies owned and operated by UVSS.

On page 44, we have amended the filing and replaced as follows:

Current version:

General

Although we were organized as a Washington corporation in 2003, only the financial statements and operations following the Acquisition Agreement dated July 22,2021 (the “Acquisition Agreement”) are relevant for the Company and applicable to its current business strategy.

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As of the date of this offering circular, we have not entered any arrangements creating a reasonable probability that we will acquire a specific property or other assets. The number of properties and other assets that we will acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for investment in properties and other assets.

Amended version:

General

Although we were organized as a Washington corporation in 2003, only the financial statements and operations following the Acquisition Agreement dated July 22,2021 (the “Acquisition Agreement”) are relevant for the Company and applicable to its current business strategy.

As of the date of this offering circular, we have not entered any arrangements creating a reasonable probability that we will acquire a specific property or other assets. The number of properties and other assets that we will acquire will depend upon the number of shares sold and the resulting amount of the net proceeds available for acquisition of properties and other assets.

____________________

Stephen Mills, Esq.

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